 Filed pursuant to Rule 424(b)(3)
 Registration Statement No. 333-264365
First Trust Private Credit Fund
Supplement dated March 17, 2023 to the
Prospectus dated September 12, 2022
At a meeting that took place on March 8-9, 2023, the Board of Trustees (the “Board”) of First Trust Private Credit Fund (the “Fund”) approved a change in the Fund’s taxable year end from December 31 to March 31. In addition, the Board approved an increase in the monthly distributions that the Fund intends to make to shareholders from 5% to 7% annually of the Fund’s net asset value per Share. Accordingly, the following amendments are made to the Prospectus:
The first paragraph under the sections entitled “Distribution Policy” on pages 4 and 46 of the Prospectus is deleted in its entirety and replaced with the following:
The Fund intends to make monthly distributions to its shareholders equal to 7% annually of the Fund’s NAV per Share (the “Distribution Policy”). This predetermined dividend rate may be modified by the Board from time to time, and increased to the extent of the Fund’s investment company taxable income that it is required to distribute in order to maintain its status as a regulated investment company.
The paragraph under the section entitled “Fiscal Year” on page 54 of the Prospectus is deleted in its entirety and replaced with the following:
The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on March 31.
Please retain this Supplement for future reference.